January 30, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Maryse Mills-Apenteng

Re:	aVinci Media Corporation Registration Statement on Form S-1 File No. 333-152869

Dear Ms. Mills-Apenteng:

This letter sets forth the responses of aVinci Media Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 26, 2009 concerning the Company’s Registration Statement on Form S-1 (File No. 333-152869) originally filed with the Commission on August 7, 2008 (the “Registration Statement”).  We are authorized by the Company to provide the responses contained in this letter.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated January 26, 2009.

1.
The Compensation Discussion and Analysis does describe how the Company determined the 2008 compensation for the Company’s executive officers.  The Company participated in a survey of 221 companies and used the survey to determine an appropriate salary level.  Once the salary level was determined, the Company entered into employment agreements with the executive officers that expire on March 10, 2010.  There were no bonuses for the fiscal year ended December 31, 2008 as the board determined to not award bonuses in light of the current economic climate.

With respect to options, as disclosed in the Compensation Discussion and Analysis, the Company has not historically granted options to its executive officers.  The current narrative describes that Chett B. Paulsen, Richard B. Paulsen and Edward B. Paulsen had not received any option grants or equity in the company from its formation until 2007.  Only in September 2007 were stock option grants given to the original founders as recognition of their efforts in generating revenues, signing major retail accounts, positioning the company for future growth and to provide additional incentive to continue in their management positions through a critical time of revenue and operational growth.  The Company did not grant stock options to its executive officers for the fiscal year ended December 31, 2008.

Securities and Exchange Commission

We will amend the Compensation Discussion and Analysis as follows:

For years prior to 2008, all executives were working for salaries we determined we could afford and all were making salaries below market and below prior salary levels. During 2007, we participated in a Pre-IPO and Private Company Total Compensation Survey which polled 221 companies and just under 14,800 employees (the “Survey”).  Our compensation committee, consisting of one outside manager and one executive manager, examined the software companies who participated in the Survey and determined to compensate our executives at approximately the 25th percentile because of our relatively small size and the stage of revenue generation.  Each of our executive positions is represented in the Survey and the data from such positions were used in determining the executive salary levels for 2008.    Using the information from the Survey, we entered into two-year employment contracts with our executive officers.

The Survey also assessed bonus and total compensation levels. Our executive bonuses are consistent with the Survey at about the 25th percentile.  For years prior to 2008, bonuses were determined by assessing revenue generation, contracts signed with customers including large retailers, value creation through signed contracts and general contribution to the achievement of company objectives to position the company for revenues and additional outside capital investment.  Our compensation also considered the number of kiosks on which our products were deployed as a result of an executive’s efforts, since our products are delivered in one instance on kiosks located in major retailers.  Although the executive officers’ employment contracts includes annual bonus targets, the board determined not to award bonuses for the fiscal year ended December 31, 2008 in light of the current economic climate in an effort to retain cash.

Additional incentives in the form of options to purchase equity interests in aVinci Media LC were granted in 2007.  Terry Dickson was granted 510,000 (444,191 post Merger) options as incentive to join aVinci Media LC in 2006 and additional 300,000 (261,289 post Merger) options in 2007.  The total grant was negotiated between aVinci Media LC and Mr. Dickson.  The remaining executives, Chett B. Paulsen, Richard B. Paulsen and Edward B. Paulsen have not received any option grants or equity in the company from its formation until 2007.  In September 2007, aVinci Media LC’s Board of Managers approved stock option grants to the original founders as recognition of their efforts in generating revenues, signing major retail accounts, positioning the company for future growth and to provide additional incentive to continue in their management positions through a critical time of revenue and operational growth.  The options vest over three years, with 50% vesting upon completion of one year of employment from the date of grant, or September 28, 2008, with the balance vesting monthly on a pro-rata basis over the following 24 months.  Although the Company has continued its growth, the board decided not to grant options to the executive officers for the fiscal year ended December 31, 2008 in line with its past practices not to grant options to executive officers.

2.
The Company did not pay its executive officers bonuses for the fiscal year ended December 31, 2008 or grant them options for the year then ended.  It appears that dashes were not printed in the Summary Compensation Table in the Form S-1 and only blank spaces indicated that no bonuses were paid for the fiscal year ended September 30, 2008.  We will insert dashes into the grid to indicate that no bonuses were paid to the executive officers for the fiscal year ended September 30, 2008.

If you have any questions or comments regarding this letter, please feel free to contact me at (212) 930-9700.

Very truly yours,

/s/ Peter DiChiara